SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OCT TRAFFIC GROWS 15% TO 9.68M CUSTOMERS

LOAD FACTOR RISES 5% POINTS TO 94%

Ryanair, Europe's favourite airline, today (4 Nov) released traffic statistics for October as follows:

• Traffic grew 15% to 9.68m customers.

• Load factor rose 5% points to 94%.

• Rolling annual traffic to Oct grew 17% to 98.6m customers.

	Oct 14	Oct 15	Change
Customers	8.43M	9.68M	+15%
Load Factor	89%	94%	+5%

Ryanair's Kenny Jacobs said:

"Ryanair's October traffic grew by 15% to 9.68m customers, while our load factor jumped 5% points to 94%. These record monthly numbers and load factors are due to our lower fares, our stronger forward bookings and the continuing success of our "Always Getting Better" customer experience programme, which continues to deliver stronger than expected traffic and load factors.

Ryanair customers can now look forward to more service enhancements, as we continue Year 2 of our AGB programme, which includes our new car hire service, a new website, new app, new cabin interiors, new crew uniforms, and improved inflight menus, as Ryanair continues to deliver so much more than just the lowest fares in Europe."

ENDS

For further information
please contact:
Robin Kiely                              Joe Carmody
                                                Ryanair Ltd                              Edelman Ireland
                                                Tel: +353-1-9451949            Tel: +353-1-6789333
        press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04, November, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary